Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2016	2015
Fixed Charges:
Interest expense [1]	$741	$707
Interest capitalized	26	21
One-third of rents [2]	96	96
Total fixed charges	$863	$824
Earnings:
Income from continuing operations before income taxes	$5,860	$6,281
Fixed charges per above	863	824
Less: capitalized interest	(26)	(21)
	837	803
Amortization of interest capitalized	7	9
Total earnings	$6,704	$7,093
Ratio of earnings to fixed charges	7.77	8.61

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $31 million and $27 million for the nine months ended September 30, 2016 and 2015, respectively. The ratio of earnings to fixed charges would have been 8.06 and 8.90 for the nine months ended September 30, 2016 and 2015, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.